Exhibit 4.2

DESCRIPTION OF REGISTERED SECURITIES

PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

We have the authority to issue 300,000,000 shares of common stock, $0.0001 par value.

Common Stock

Voting Rights

The holders of shares of our common stock are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of stockholders. Shares of our common stock do not have cumulative voting rights. The election of our Board of Directors (“Board”) is decided by a plurality of the votes cast at a meeting of our stockholders by the holders of stock entitled to vote in the election.

Dividends

Holders of our common stock are entitled to receive such dividends as may be declared by our Board out of funds legally available therefor.

Liquidation

Upon our dissolution and liquidation, holders of our common stock are entitled to a ratable share of our net assets remaining after payments to our creditors.

Rights and Preferences

Our stockholders have no preemptive rights to acquire additional shares of our common stock or other securities. The shares of our common stock are not subject to redemption.

Preferred Stock

We have the authority to issue 75,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock are undesignated and no shares of preferred stock are issued our outstanding.

Delaware Anti-Takeover Law and Certificate of Incorporation and Bylaw Provisions

Under Section 203 of the DGCL, we will be prohibited from engaging in any Business Combination with any stockholder for a period of three years following the time that such stockholder (the “interested stockholder”) came to own at least 15% of our outstanding voting stock (the “acquisition”), except if:

●	the Board approved the acquisition prior to its consummation;

●	the interested stockholder owned at least 85% of the outstanding voting stock upon consummation of the acquisition; or

●	the Business Combination is approved by the Board, and by a 2/3 majority vote of the other stockholders in a meeting.

Generally, a “Business Combination” includes any merger, consolidation, asset or stock sale or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, declining to opt out of Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various Business Combinations with the Company for a three-year period. This may encourage companies interested in acquiring the Company to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves the acquisition which results in the stockholder becoming an interested stockholder. This may also have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Special Meeting of Stockholders

Our Amended Certificate of Incorporation provide that special meetings of our stockholders may be called only by the chairperson of the Board, our chief executive officer or the Board acting pursuant to a resolution adopted by a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships and may not be called by any other person or persons. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

 Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “ELAB.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC. VStock Transfer’s address is 18 Lafayette Place Woodmere, New York 11598.